February 19, 2014

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             AAR CORP.

Form 10-K for the fiscal year ended May 31, 2013

Filed July 26, 2013

Definitive Proxy Statement on Schedule 14A

Filed August 20, 2013

File No. 001-06263

Dear Mr. Humphrey:

On behalf of AAR CORP. (the “Company”), this letter follows up on the telephone conversation yesterday between members of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and representatives of the Company.  It also serves as a supplement to the Company’s February 14, 2014 response to the Staff’s comment letter dated February 12, 2014 regarding the above-referenced filings.

Based on our telephone discussion, the Company hereby undertakes to include in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of its future reports on Form 10-Q and Form 10-K additional information about the commercial and defense activities within its Aviation Services and Technology Products segments.  In particular, we will include information in the MD&A (i) separately disclosing the sales of the commercial and defense activities within the two segments, (ii) separately disclosing the profitability of the commercial and defense activities within the two segments and (iii) describing significant trends and other factors within the commercial and defense activities that materially affect segment performance.  These additional disclosures, which we expect will be substantially in the format set forth below under the caption “Additional Information,” are intended to enhance a reader’s understanding of the Company’s financial condition, changes in financial condition and results of operations.

Additional Information

1.              Sales Information. As requested by the Staff, the Company will include in the MD&A a breakdown of commercial and defense sales within each of the Aviation Services and Technology Product segments in a table format, as set forth below.  The following example shows the requested information for the Company’s three months and six months ended November 30, 2013:

	Three Months Ended November 30,			Six Months Ended November 30,
	2013	2012	% Change	2013	2012	% Change
Sales:
Aviation Services
Commercial	$242.7	$235.2	3.2%	$464.1	$478.9	-3.1%
Defense	182.0	155.6	17.0%	354.3	310.1	14.3%
	$424.7	$390.8	8.7%	$818.4	$789.0	3.7%

Technology Products
Commercial	$67.8	$73.2	-7.4%	$142.3	$144.5	-1.5%
Defense	48.2	48.8	-1.2%	94.5	129.8	-27.2%
	$116.0	$122.0	-4.9%	$236.8	$274.3	-13.7%

2.              Profitability Information.  As requested by the Staff, the Company will include in the MD&A a breakdown of commercial and defense gross profit (the profitability measure used by the Company) within each of the Aviation Services and Technology Products segments in a table format, as set forth below. The following example shows the requested information for the Company’s three months and six months ended November 30, 2013:

	Three Months Ended November 30,			Six Months Ended November 30,
	2013	2012	% Change	2013	2012	% Change
Gross Profit:
Aviation Services
Commercial	$ tbd	$ tbd		$ tbd	$ tbd
Defense	tbd	tbd		tbd	tbd
	$71.3	$67.4	5.8%	$136.8	$128.8	6.2%

Technology Products
Commercial	$ tbd	$ tbd		$ tbd	$ tbd
Defense	tbd	tbd		tbd	tbd
	$19.7	$20.0	-1.5%	$38.9	$48.9	-20.4%

Please note that the “tbd” information — gross profit broken out by commercial and defense — is not currently available. The Company will need to develop this information, which will require an allocation of certain overhead expenses for certain of the Company’s activities.  The Company’s disclosures also will include a description of the allocation methodology, if deemed material to an understanding of the “tbd” information.

3.              Narrative Disclosures.  As requested by the Staff, the Company will include in the MD&A certain information about its commercial and defense activities in response to the disclosure requirements of Item 303 of Regulation S-K relating to: (a) unusual or infrequent events or transactions or any significant changes that materially affected the amount of reported income from continuing operations, (b) other significant components of revenues or expenses that, in the Company’s judgment, should be described to understand its results of operations, and (c) known trends or uncertainties that have had or that the Company reasonably expects to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

The following are examples of the types of disclosures about our commercial and defense activities within the Aviation Services segment that we would expect to include in the narrative section of the MD&A:

•                  For the three month period ended November 30, 2013, commercial sales in our Aviation Services segment were $242.7 million, or 3.2% over the prior year period.  The increase in commercial sales was the result of the opening of our Lake Charles Louisiana facility in September 2013, and growth at our commercial parts supply unit which has benefitted from the recent acquisition of inventory to support customer maintenance requirements.

•                  Defense sales in our Aviation Services segment were $182.0 million, an increase of 17% over the prior year period. The increase in defense sales was primarily the result of the delivery of two aircraft to the U.S. Marshals Service.

•                  Gross profit attributable to commercial customers in the Aviation Services segment was $XX, up (down)     % over the prior year period. The change in gross profit for commercial customers in the Aviation Services segment was due to ….

•                  Gross profit attributable to defense customers in the Aviation Services segment was $XX, up (down)     % over the prior year period. The change in gross profit for defense customers in the Aviation Services segment was due to….

The Company’s MD&A sections in future filings will include additional similar disclosures about the Company’s commercial and defense activities within the Technology Products segment.

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In undertaking to make the additional disclosures described above, the Company confirms, as discussed on the telephone and more fully presented in its responses to the Staff’s two comment letters, that it has two operating segments, “Aviation Services” and Technology Products,” which, in turn, constitute its two reporting segments, all in compliance with FASB ASC 280-05-4 and the applicable rules and interpretations relating to segment disclosure.  Additionally, in agreeing to include the additional information in future MD&A disclosures to enhance a reader’s understanding of our business, the Company does not concede that its past SEC reports, including its MD&A disclosures, failed to disclose all necessary information fairly and accurately.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2075 or Michael J. Sharp, the Company’s Chief Accounting Officer, at (630) 227-2110.

Very truly yours,

/s/ John C. Fortson
John C. Fortson
Vice President, Chief Financial Officer and Treasurer
AAR CORP.